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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

July 5, 2012

VIA EDGAR AND EMAIL

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	JWC Acquisition Corp.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012 (the “10-K”)
Form 10-Q for the Period Ended March 31, 2012
Filed May 9, 2012 (the “10-Q”)
File No. 0-54202

Ladies and Gentlemen:

On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“SEC”) that were included in the Staff’s letter, dated June 26, 2012, concerning the Company’s above-referenced 10-K and 10-Q. For your convenience, each response of the Company immediately follows the text of the corresponding comment of the Staff, and the Staff’s comments have been indicated in bold. As previously discussed with the Staff, the Company intends to file Amendment No. 1 to the 10-K on Form 10-K/A (“10-K Amendment No. 1”) and Amendment No. 1 to the 10-Q on Form 10-Q/A (“10-Q Amendment No. 1”) after all of the Staff’s comments to the 10-K and 10-Q, respectively, have been resolved to the Staff’s satisfaction.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 6. Selected Financial Data, page 42

1.	Please revise your future filings to ensure the amounts presented in this table are consistent with the amounts presented in your financial statements. For example, net cash provided by operating activities from inception to December 31, 2010 is not consistent with the amounts shown on page F-7. Additionally, the statement of operations data for both periods presented is not consistent with the amounts shown on page F-5.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com

Securities and Exchange Commission
July 5, 2012

Response: In response to the Staff’s comment, the Company will ensure in future filings that the amounts presented in the Selected Financial Data table are consistent with the amounts presented in its financial statements.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend your filing to provide an auditor’s report that is signed. Please refer to Rule 2-02(a) of Regulation S-X. When you file your amended Form 10-K, please also provide updated management certifications that make reference to the Form 10-K/A, are currently dated and are consistent with the requirements of Item 601(31) of Regulation S-K. Bullet point four of your current management certifications does not include all of the components required by Item 601(31) of Regulation S-K.

Response: The Company notes that the auditor’s report included in the 10-K was manually signed, but the filed 10-K inadvertently did not include a conformed signature due to an administrative error. 10-K Amendment No. 1 will include the report with a conformed signature, and the management certifications in 10-K Amendment No. 1 will be updated so that they are consistent with the requirements of Item 601(31) of Regulation S-K and make reference to the Form 10-K/A.

Consolidated Statement of Operations, page F-5

3.	Please supplementally show us how you determined both the numerators and the denominators for your earnings per share calculations provided on page F-5. In doing so, please refer to the specific terms of each security for which you are presenting earnings per share information and refer to the authoritative literature which supports your accounting. Furthermore, your calculation of net loss applicable to common shareholders infers that interest earned in the Trust Account is only attributable to those shareholders who[se] stock is subject to possible redemption. However, there are no amounts presented in this line item on the face of your consolidated statement of operations. Please tell us why you have not added back any interest income in arriving at net loss applicable to common shareholders.

Response: The effect on earnings per share computations when an issuer has redeemable common stock outstanding is discussed by the Staff in Topic 480, Distinguishing Liabilities from Equity, paragraph 480-10-S99-3. Similar to the accounting for redeemable securities other than common stock, as discussed in Interpretation 260-10-45-11.B, any change in the carrying amount of redeemable common stock is treated in the same manner as a dividend on nonredeemable common stock, that is, by charging retained earnings or paid-in capital. However, any such change should not affect income applicable to common shareholders. The Staff has stated that if the shareholders have a contractual right to receive an amount other than fair value at redemption, then the shareholders are receiving a preferential distribution. Under paragraph 260-10-45-59A(b), this would be considered another class of common stock and the two-class method of computing diluted EPS should be used.

Securities and Exchange Commission
July 5, 2012

In accordance with ASC 260-10-45, undistributed earnings (losses) are allocated among common and participating shares to the extent each security may share in such earnings.

As disclosed in the notes to the Company’s financial statements in the 10-K, the public stockholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Company’s trust account, including interest but less franchise and income taxes payable, upon the closing of the Company’s initial business combination. Such shares of common stock were recorded at their conversion/tender value and classified as temporary equity in accordance with Financial Accounting Standards Board (“FASB”), ASC Topic 480, “Distinguishing Liabilities from Equity.”

The trust agreement governing the trust account provides that up to $1.25 million of interest earned in the trust account is available to the Company to pay working capital expenses.

Accordingly, the numerator for the earnings per share amounts presented for common stock subject to redemption will be equal to zero until such time as interest is earned in the trust account in excess of $1.25 million, after deducting amounts payable for franchise and income taxes. Until such time, the redemption amount available to public shareholders of $124,950,000, divided by the 12,500,000 public shares issued, will remain approximately $9.996 per share.

Conversely, the common stock which is not subject to redemption (i.e., the shares issued prior to the Company’s initial public offering) will receive the entire allocation of earnings until such time as the trust redemption amount changes as described above.

In response to the Staff’s comments, in future filings, the Company will update its presentation of earnings per share data in the Company’s Statement of Operations to eliminate the presentation of earnings (loss) applicable to the weighted average of all issued and outstanding shares of common stock and will enhance the disclosure in the notes to its financial statements to indicate that up to $1.25 million of interest earned from the trust account is excluded from the redemption amount, as these amounts are available to fund the Company’s working capital needs.

Securities and Exchange Commission
July 5, 2012

Consolidated Statement of Changes in Stockholders’ Equity, page F-6

4.	It appears that your financial statements may be double counting the number of redeemable shares by including them both within common stock and in the mezzanine level outside of liabilities and stockholders’ equity. If true, please show us how you will amend your consolidated financial statements (including your earnings per share calculations) to consistently reflect redeemable shares outside of stockholders’ equity. With respect to your consolidated statement of changes in stockholders’ equity, this could be accomplished by adding another column that shows the activity for the redeemable shares for each period presented. This column should be marked to clearly indicate that it is excluded from total stockholders’ equity.

Response: The Company does not believe that its presentation of stockholders’ equity (and its calculation of the number of its issued and outstanding shares) is misleading to readers of the financial statements, and respectfully notes that such presentation (and calculation) is consistent with the presentation (and calculation) in many similar special purpose acquisition company (“SPAC”) filings. Indeed, it appears that all 13 of the SPAC registrants that conducted their initial public offerings after January 1, 2008 and subsequently completed an initial business combination presented stockholders’ equity consistent with the Company’s presentation. Nevertheless, in response to the Staff’s comments, in future filings, the Company will exclude the number of shares subject to possible redemption from the stockholders’ equity section of its balance sheet. Please also see the Company’s response to comment 3 above for the effect on the earnings per share calculation.

In addition, in response to the Staff’s comments, in future filings, the Company’s presentation of its statement of changes in stockholders’ equity will appear as follows:

	Shares	Amount	APIC
Sale on 11/23/10 of 12,500,000 shares	12,500,000	$1,250	124,998,750
Proceeds subject to possible redemption of 11,659,490 shares on 11/23/10	(11,659,490)	(1,166)	(116,593,734)

Note 2 – Significant Accounting Policies, page F-11

General

5.	Please show us how you will revise your future filings to more clearly explain what franchise taxes payable represent and to whom they are payable.

Securities and Exchange Commission
July 5, 2012

Response: In response to the Staff’s comment, in future filings, the Company will explain what franchise taxes payable represents and to whom they are payable by including the following statement: “The Company is incorporated in the State of Delaware and is therefore required to pay franchise taxes to the State of Delaware on an annual basis.”

Deferred Offering Costs, page F-13

6.	You indicate that deferred offering costs consist principally of legal, accounting, and underwriting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the receipt of the capital at the closing of the Public Offering on November 23, 2010. Please clarify the nature of $4,350,000 Deferred Offering Costs liability reflected on your balance sheet as of December 31, 2011 and 2010 and why such amounts have yet to be paid as of December 31, 2011. Please explain when you intend to pay these obligations.

Response: As disclosed in Note 3, “Public Offering,” to the financial statements included in the 10-K, pursuant to the underwriting agreement between the Company and the underwriters of its initial public offering, the Company paid an underwriting fee of 2.0% of the aggregate public unit offering price to the underwriters at the closing of the initial public offering, and is obligated to pay an additional underwriting fee of 3.5% of the aggregate public unit offering price ($4,375,000) upon the Company’s consummation of an initial business combination. The deferred fee will be paid from the amounts held in the trust account. If the Company does not consummate an initial business combination within the required timeframe specified in the prospectus for its initial public offering, the underwriters will forfeit any right or claim to the deferred fee then being held in the trust account, and such deferred underwriters’ fee will be included in the amounts distributed on a pro rata basis to the public stockholders.

In response to the Staff’s comment, the Company will add disclosure in future filings to state that the deferred underwriting fee payable upon the consummation of an initial business combination will be paid from the amounts held in the trust account.

Redeemable Common Stock, page F-14

7.	As discussed in Note 1, all of the 12,500,000 common shares sold as part of units in the Public Offering contain a redemption feature which allows for the redemption of common shares under the [sic] Liquidation or Tender Offer/Stockholder Approval provisions. We have the following comments regarding your accounting for this redeemable common stock:

•	Please explain why at December 31, 2011 and 2010 you have reflected only 11,592,577 and 11,640,520, respectively, of the public shares outside of permanent equity; and

Response: As detailed in Notes 1 and 2 to the Company’s financial statements included in the 10-K, upon a liquidation, all of the public shares are subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the liquidation provision in the Company’s Amended and Restated Certificate of Incorporation, which was in effect and filed with the Secretary of State of the State of Delaware prior to the Company’s initial public offering.

Securities and Exchange Commission
July 5, 2012

The public stockholders also have the right to redeem their shares in connection with an initial business combination for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the tender offer/stockholder approval provisions in the Company’s Amended and Restated Certificate of Incorporation. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 12,500,000 shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the amount of shares that can be redeemed at the option of the holder is classified outside of the permanent equity. Accordingly, in accordance with the Company’s Amended and Restated Certificate of Incorporation, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

The 11,592,577 and 11,640,520 public shares at December 31, 2011 and 2010, respectively, represent the number of shares that may be redeemed in connection with a business combination without causing the Company stockholders’ equity to fall below $5,000,001 as of such respective dates. Any potential share redemptions in excess of these amounts would not be approved by the Company and the initial business combination would fail.

•	With reference to the specific terms of the redemption features set forth in your Liquidation and Tender Offer/Stockholder Approval provisions, please show us how you calculated the redemption value of your common stock subject to possible redemption as of December 31, 2011 and 2010. Please tell us the date your Amended and Restated Certificate of Incorporation was effective and, with reference to its specific terms, why you believe the provision that prohibits you from redeeming your public shares in an amount that would cause your net tangible assets (stockholders’ equity) to be less than $5,000,001 applies to the 12,500,000 shares issued in your Public Offering. Please show us how you will revise your future filings to more clearly explain all aspects of your redemption value calculation.

Securities and Exchange Commission
July 5, 2012

Please see the Company’s response under the first bullet above. Upon the Company’s initial public offering, $124,950,000 was placed into the trust account. In accordance with the trust agreement governing the trust account, public shareholders holding the 12,500,000 shares issued in the Company’s initial public offering may redeem their shares upon certain specified occurrences for their pro rata shares of the amount held in the trust account, less franchise and income taxes payable ($124,950,000 trust proceeds/ 12,500,000 public shares), which amounts to approximately $9.996 per share.

As discussed above, only the public shares have redemption rights and none of the shares of common stock issued prior to the Company’s initial public offering have a right to the proceeds held in the trust account.

In response to the Staff’s comment, in future filings, the Company will clarify that the redemption value calculation applies to that portion of the 12,500,000 public shares which is redeemable in connection with an initial business combination, and that the public stockholders have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less franchise and income taxes payable, upon the closing of the initial business combination.

FORM 10-Q FOR PERIOD ENDED MARCH 31, 2012

Condensed Consolidated Interim Financial Statements

Note 1. Organization and Business Operations and Going Concern Consideration, page 5

8.	Please amend your filing to provide updated management certifications that are currently dated and are consistent with the requirements of Item 601(31) of Regulation S-K. Bullet point four of your current management certifications does not include all of the components required by Item 601(31) of Regulation S-K. When you amend your filing, please ensure that the revised management certifications make reference to the Form 10-Q/A.

Response: The management certifications in 10-Q Amendment No. 1 will be updated so that they are consistent with the requirements of Item 601(31) of Regulation S-K and will make reference to the Form 10-Q/A.

* * *

Securities and Exchange Commission
July 5, 2012

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact the undersigned at 212.547.5336 if you have any questions or additional comments.

Very truly yours,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Lisa Etheridge
Jeanne Baker
United States Securities and Exchange Commission

David Fiorentino
JWC Acquisition Corp.